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Tuyyo Foods - crowdfunding campaign

Regina Trillo [redacted]
To: [redacted]

Thu, May 21, 2026 at 10:55 PM

Hola [redacted]!

How are [redacted]? Hope all is well.

I'm reaching out because we're kicking off our pre-seed funding campaign through a Wefunder campaign in 2 weeks. We're looking to raise $500K through revenue-based financing (no equity sharing).

I'd also love to ask if you know any *pre-seed* angels/investors in your network who might be excited about a culturally-rooted, better-for-you food brand already in 1,100+ retailers? We're at an exciting inflection point and looking for the right people to grow with us.

If you feel comfortable making an intro, here's our blurb to make sharing easier: Tuyyo Foods is a modern, culture-rooted food company founded by three Latina/ Native American entrepreneurs elevating Latin culture through bold, better-for-you products (high-protein and fiber Crunchito snacks, instant agua frescas with electrolytes, and chef-curated taco seasonings). All made with real, clean ingredients and no artificial anything.

Tuyyo secured placement in over 1,100 retailers, including Whole Foods, Central Market and H-E-B, and has been featured in 20+ publications, including The New York Times and Bon Appétit. Tuyyo is raising a $500K pre-seed round to scale to the next level.

Thank you for your time, space and support. Would love to send you samples of our agua fresca electrolyte packs! Where can we ship them?

Gracias, [redacted]!
Regina

PS: Saw the event you will be at next week and would love to go!

[redacted] (she/her/ella)
Co-Founder, CEO & COO

[redacted]

Tuyyo Foods | Instagram